Steben & Company, Inc.

July 2, 2009

VIA UPS and EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Sage Fund Limited Partnership
Registration Statement on Form 10
Filed April 27, 2009
File No. 000-53639

Ladies and Gentlemen:

Steben & Company, Inc., the general partner (the “General Partner”) of Sage Fund Limited Partnership (the “Registrant”), hereby files, via EDGAR, responses to the Staff’s comment letter dated June 1, 2009, relating to the Registrant’s Registration Statement on Form 10 filed on April 27, 2009 (File No. 000-53639).  We have prepared our responses with the assistance of our legal counsel.  As requested, our responses are numbered to correspond to the Staff’s comment letter.  A copy of this letter, along with clean and marked (against the Form 10 filed on April 27, 2009) copies of the amended Form 10 (the “Form 10”), are being sent to the Commission via overnight mail.

General

Comment #1

We note that you have requested confidential treatment of portions of a certain material agreement filed with the Commission. Please be advised that comments, if any, to this confidential treatment request will be forthcoming in a separate letter.

Response

 We have received your letter and will respond to it under separate cover.

Comment #2

We note that the Fund trades speculatively and that the Trading Advisor will have discretionary authority to make determinations with respect to the portfolio pursuant to certain strategies. We also note that the only disclosure regarding the advisor’s experience or prior performance in commodities trading relates to the management of futures, future options and foreign exchange trading accounts for qualified investors. Please provide us a detailed description of the experience and prior performance of the Trading Advisor and the persons that will be making trading decisions for the Trading Advisor on behalf of the registrant with respect to discretionary commodity trading accounts, including those with a similar investment strategy to the registrant. We may have further comment upon our review of this information.

Securities and Exchange Commission
July 2, 2009

Response

We will include the following disclosure on pages 4-5 of the Form 10.

The following individuals are the trading principals of the Trading Advisor:

Zbigniew Hermaszewski (Research & Technology) has over 26 years of experience within the financial industry.  He was registered with the CFTC as an associated person and listed as a principal of Altis Partners Limited from January 4, 2002 to April 13, 2006, and has been registered with the CFTC as an associated person and listed as a principal of Altis Partners Jersey Limited since September 21, 2005 and August 25, 2005, respectively. Mr. Hermaszewski is a Physics Graduate of Imperial College, London.

Alex Brunwin (Research & Technology) has been registered with the CFTC as an associated person and listed as a principal of Altis Partners Limited from January 4, 2002 to April 13, 2006, and has been registered with the CFTC as an associated person and listed as a principal of Altis Partners Jersey Limited since September 21, 2005 and August 25, 2005, respectively. Mr. Brunwin is a Physics Graduate of Bristol University. He obtained a BSc with Honors in Physics.

Stephen Hedgecock (Trading & Business Operations) has worked in the financial industry for 21 years. He was registered with the CFTC as an associated person and listed as a principal of Altis Partners Limited from January 4, 2002 to April 13, 2006, and has been registered with the CFTC as an associated person and listed as a principal of Altis Partners Jersey Limited since September 26, 2005 and August 25, 2005, respectively.

Natasha Reeve-Gray (Business Development & Marketing) has 15 years experience in the alternative investment industry. She was registered with the CFTC as an associated person and listed as a principal of Altis Partners Limited from January 4, 2002 to April 13, 2006, and has been registered with the CFTC as an associated person and listed as a principal of Altis Partners Jersey Limited since September 21, 2005 and August 25, 2005, respectively.

Securities and Exchange Commission
July 2, 2009

Richard Plane (Chief Operating Officer) has 25 years experience in the alternative investment industry. He has been registered with the CFTC as an associated person and listed as a principal of Altis Partners Jersey Limited since January 15, 2009 and February 6, 2009, respectively. From January 2008 he has been employed as Executive Director of Altis Partners (Jersey) Limited, responsible for corporate strategy and company operations. From January 2007 to December 2007 he was employed as Manager (London Office) at Altis Partners Limited. From January 2004 to December 2006 he was employed as Business Development Manager for Refco Overseas Limited, a European clearing firm.

Comment #3

Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your redemption program. Please consider all the elements of your unit redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). For example, under the relief granted by the Division, the number of shares to be repurchased by a company under a redemption plan will generally not exceed 5% of the number of shares outstanding during a 12-month period. Please advise us whether your redemption program is consistent with this fact and others under the no-action letters. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response

We note the staff's comment and understand our responsibility regarding the tender offer rules.  Although we believe that the redemption program of the Registrant is not an issuer tender offer under Rule 13e-4, nevertheless, we also believe that its characteristics are generally consistent with non-listed REIT redemption programs, which offer periodic redemptions for limited amounts of shares that have been granted no-action relief by the Division of Corporation Finance.  For example, in issuing its no-action position in Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004), the Division of Corporation Finance considered the following aspects of the Hines’ redemption program, among others:

Securities and Exchange Commission
July 2, 2009

•
that in any consecutive 12-month period the number of shares repurchased by the Hines under its redemption plan will not exceed 5% of the number of shares of outstanding common stock of Hines as of the beginning of such 12-month period;

•
the repurchase price will be based on the price at which the shares of common stock were initially sold by Hines or the fixed offering price in Hine’s dividend reinvestment plan, as the case may be, though at no time will the repurchase price exceed the current public offering price;

•	purchases will be made on a quarterly basis;

•	shareholders can tender shares for repurchase at any time during the quarter;

•	shareholders can withdraw tendered shares at any time prior to the end of the quarter;

•	Hines will purchase shares on a pro rata basis at the end of each quarter in the event the amount of available proceeds is insufficient to satisfy all of the current repurchase requests;

•	Hines will provide thirty days advance notice prior to amending or suspending the redemption plan;

•	the terms of the redemption plan will be fully disclosed in Hine’s prospectus; and

•	there is no trading market for Hines common stock.

The Registrant’s Unit redemption program is generally consistent with those of the REIT redemption program outlined above including:

•	redemptions can be made on a monthly basis throughout the year at the daily net asset value per share;

•	Unit holders make redemption requests at any time during the month;

•	the Registrant generally has enough available proceeds on hand so pro-ration of redemption requests is generally unnecessary;

Securities and Exchange Commission
July 2, 2009

•
Any changes to the redemption program require a vote of the limited partners of the Registrant, which will include sufficient notice to Unit holders for them to make an informed decision regarding the change in the redemption program;

•	the terms of the Registrar’s redemption program are fully disclosed in the Registrant’s offering documents given to Unit holders and its Form 10 filed with the SEC; and

•	there is no trading market for the Registrant’s Units.

The only significant difference between the Registrant’s redemption program and REIT redemption programs that have been granted no-action relief is the absence of a specific cap on the amount of Units that can be redeemed in a given year.  However, in this instance, we believe that the absence of a cap does not render the redemption program inconsistent with prior no-action relief since (1) redemptions have been historically very low, (2) a commodity pool is a long-term investment, which reduces redemption requests, and (3) other aspects of the redemption program are substantially consistent with redemption programs that have been granted no-action letter relief.

Historically, the Registrant has been well below the 5% redemption threshold cited in the REIT no-action letters.  Specially, between January 2006 and May 2009, the Registrant’s yearly rolling average redemption rate has been 1.77%.  This low rate of redemption is especially significant given the turbulent markets the past 18 months.

Furthermore, commodity pools such as the Registrant are different investment products than shares of non-listed REITs.  Commodity pools invest in highly liquid, exchange traded futures and options on futures and are structured and sold as long-term investments, generally 3-5 years.  This long-term holding period reduces redemption requests and minimizes the need to have a specific cap on redemptions in a 12-month period since most of the limited partners are long-term investors.  Investors in the Registrant own limited partnership interests; not common stock. As a result, investors in the Registrant have very limited voting rights (e.g., only have a right to vote on any proposed changes in the fund structure that could be deemed to be adverse). Finally, unlike the REITs that received no-action relief, investors have already purchased the Registrant’s securities.  Any changes to the redemption program, such as implementing a 5% redemption cap, require a partnership vote.  Calling a partnership vote to amend a redemption program after Unit holders have already made their investment decision would be expensive and an administrative burden on the Registrant and would far outweigh any perceived protection to investors that a specific cap would provide.  Thus, a specific cap on redemptions for Unit holders is unnecessary and should not, overall, negatively impact the Registrant’s ability to rely on the REIT no-action letters.

The other aspect unique to the Registrant from a REIT redemption program is the absence of withdrawal rights.  Although Unit holders do not have a right to withdraw a redemption request, withdrawal rights are not as critical to the Registrant’s redemption program as they may be to a REITs program. Unit holders of the Registrant may request the General Partner to allow them to withdraw on a case-by-case basis and the General Partner has previously honored such requests.  Further, redemptions in REIT programs are generally available for a longer period, generally quarterly.  Market conditions are more likely to change during a longer period and thus the ability to withdraw a redemption request may be more important in a quarterly redemption period.  During the shorter redemption period, investors have more real-time access to market information and can better assess if they want to make a redemption request.  Finally, the long-term nature of the investment and the continual monthly redemptions remove any time-pressure for investors to make redemption requests.

Securities and Exchange Commission
July 2, 2009

In addition to being generally consistent with redemption programs that have been granted no-action relief, redemptions will not be solicited by the Registrant and will not be made with the purpose of trading in, and should not have the effect of manipulating or raising the offering price of the Registrant’s Units.  Although limited partners of the Registrant are made aware of the availability of the redemption program at the time they purchase Units, by means of a description in the offering document and will be informed in writing of any changes to the plan, the Registrant will not affirmatively solicit participation by its limited partners in the redemption program.  Limited partners desiring to present all or a portion of their Units for redemption will do so of their own volition and not at the behest, invitation or encouragement of the Registrant.  The role of the Registrant in effectuating redemptions under the redemption program will be ministerial and will merely facilitate the limited partner’s exit from their investment with the Registrant.

We believe that the protections afforded limited partners by the terms of the Registrant’s redemption program are generally consistent with REITs that have received no-action letter relief and are sufficient to alleviate any concerns regarding any potential abuses that the tender offer rules were designed to prevent.  Limited partners are provided full disclosure of the program before they invest and are informed that participation in the redemption program will be their most viable option if they want to sell their Units; as there is currently no secondary market, nor is one expected to develop.

Item 1. Business, page 1

(A) General development of business, page 1

Comment #4

We note your disclosure that the company engages in the speculative trading, buying, and selling of derivatives and other financial instruments. Please disclose in greater detail these types of derivatives.

Response

We note that the Fund is not currently trading forward contracts, swaps and options, and other derivatives, but it may do so in the future.  Please note that page 1 of the Form 10 states that the Fund does not currently engage in the trading of forwards, forwards on other items, swaps or options contracts, but may do so in the future.

Securities and Exchange Commission
July 2, 2009

Comment #5

Your Item 2 disclosure indicates that you have “six major market sectors” but your disclosure in this section only notes the Fund trades futures on interest rates, stock indices, energy products, currencies, metals and agricultural commodities. Additionally, your disclosure on page 3 indicates that the Trading Advisor trades in these six market sectors plus “livestock.” Please amend the disclosure throughout the Form 10 for consistency.

Response

We have added the following disclosure on page 11:

Specifically, the Fund primarily trades futures on six major market sectors - interest rates, stock indices, energy products, currencies, metals and agricultural commodities.  However, the Fund can trade other sectors such as livestock as well.

The General Partner, page 2

Comment #6

We note that the General Partner is in charge of all aspects of the business and administration of the Fund, including replacing the Trading Advisor or adding other trading advisors. We also note that currently there is only one trading advisor, the Trading Advisor has 100% allocation of the Fund’s asset and that the allocation is subject to change at the General Partner’s discretion. Please describe the circumstances in which the General Partner could add a new trading advisor and change the allocation of funds and the factors the General Partner would consider in making such decisions.

Response

We have revised the Form 10 on page 2 to read as follows:

The General Partner is responsible for selecting and monitoring the Trading Advisor, and it may add a new trading advisor to the Fund in the future, terminate the current Trading Advisor, and will, in general, allocate and reallocate the Fund’s assets among trading advisors as it deems is in the best interests of the Fund. Situations that may give rise to termination of the Trading Advisor are poor performance, deviation from the Trading Advisor’s stated trading system, or legal or financial issues surrounding a Trading Advisor. An additional trading advisor could be added if it was determined that its performance would enhance the investment objectives and returns of the Fund, although the Fund is currently structured as a single trading advisor fund.  Mr. Steben and Mr. Bulley are responsible for making the allocation decisions on behalf of the General Partner.

Securities and Exchange Commission
July 2, 2009

Trading Advisor and Asset Allocations of the Fund, page 2

Comment #7

Please disclose how many qualified investors the Trading Advisor currently serves and the amount of time the Trading Advisor intends to devote to management of the Fund.

Response

The Trading Advisor current serves approximately 38 clients; the Trading Advisor trades on a systematic basis, so the Fund receives an equal amount of attention as the Trading Advisor’s other clients.

Comment #8

Your disclosure seems to indicate that the Fund’s assets of $66.8 million are mixed together with other assets in the Global Futures Portfolio which had a value at December 31, 2008 of $1.34 billion including the assets of the Fund. Please advise if this is accurate and what steps are taken, if any, to segregate the assets of the Fund from other assets under management by the Trading Advisor.

Response

The Fund’s assets are maintained in an account at Newedge USA, LLC in the name of the Fund.  These assets and positions are segregated.  The Fund’s assets are distinct from the other assets traded by the Trading Advisor on behalf of other clients and are maintained by Newedge USA, LLC in accordance with CFTC rules and regulations.. The Trading Advisor does not have the authority to remove the Fund’s assets from its account since it only has a limited power of attorney to trade the account.

Comment #9

The disclosure regarding the Global Futures Portfolio is unclear. Please describe in greater detail the Global Futures Portfolio. Please also explain in greater detail the “advanced asset allocator.” For example, is the advanced asset allocator a computer program that automatically makes trades for the Global Futures Portfolio or is it simply a tool to be used by the Trading Advisor?

Securities and Exchange Commission
July 2, 2009

Response

We have added the following disclosure on page  4 of the Form 10:

The Trading Advisor trades a diversified portfolio of futures trades for the Fund which selects futures positions from a universe of some 550 possible futures contracts. The management of the positions in the portfolio is determined, for the most part, by the advanced asset allocator which is a proprietary asset allocation tool developed by the Trading Advisor.  This is an optimisation tool which assess a range of opportunities and selects the theoretical best possible portfolio of trades based on forecasts, risk reward opportunities and volatility amongst other things.  The advanced asset allocator is a derivation of Markowitz’ Modern Portfolio Theory and is proprietary to Altis.

Comment #10

Please explain in plain English the concept of “margin-to-equity ratio.”

Response

We have revised the disclosure on page 4 to state:

Margin-to-equity is an industry standard term and refers to the ratio of a client's trading capital that is being used as margin to secure a futures position.

Comment #11

Please provide additional details regarding the Trading Advisor’s trading strategy. For example, please explain whether your strategy is more discretionary or systematic.

Response

We have added the following disclosure to page 4:

The Trading Advisor’s strategy is entirely systematic and human discretionary intervention is a rare-to-never event.  The trading is also automatic so no trading discretion is possible in the Trading Advisor’s architecture.

Securities and Exchange Commission
July 2, 2009

The Futures Broker and Securities Broker, page 4

Comment #12

Please disclose the role and responsibilities of the futures commission merchant. Charges, page 7

Response

Please see page 6 of the Form 10, which describes the role of the futures commission merchant.  We have also added the following disclosure (see page 6):

As FCM, Newedge executes all trades placed by the Trading Advisor.  In addition, Newedge may enter into give up agreements on the Fund’s behalf for trades executed with other FCMs.  Newedge USA, LLC also delivers financial position reports to the General Partner on behalf of the Fund on a daily basis, in addition to other account reporting information.

Description of Current Charges, page 7

Comment #13

We note your disclosure regarding total expenses charged to the Units annually, other than the Trading Advisor’s performance incentive fees, totaling approximately 6.23% of the Unit’s net assets annually. We also note the disclosure in the table entitled “Description of Current Charges” but do not understand how the total expenses charged add up to 6.23%. For example, while you disclosed the “amount of payment” for the Management (asset-based) fee to be paid to the General Partner, you have not done so for the “amount of payment” for the Management (asset-based) fee to be paid to the Trading Advisor or the Incentive Fee to be paid to the Trading Advisor. Please clearly disclose the amount of payment of each of the types of charges so that it is clear how the 6.23% figure is calculated. We may have further comments.

Response

We have requested confidentiality with respect to the fees pay to the Trading Advisor, in particular the management fee and the incentive fee.  The 6.23% in total expenses includes the management fee payable to the Trading Advisor.

Comment #14

In the table on the top of page 8, please disclose the “amount of payment” of the Trading Advisor’s “incentive fee” and please clarify whether this is the same fee referred to on page 7 as “the Trading Advisor’s performance incentive fee.”

Securities and Exchange Commission
July 2, 2009

Response

We have requested confidentiality with respect to the amount of the incentive fee.  Additionally, the incentive fee and performance incentive fee refer to the same payment.

Comment #15

We note that Steben & Company may be paid “extraordinary expenses.” Please provide further details regarding what such extraordinary expenses could be for and what percentage of the Unit’s net assets could be paid in extraordinary expenses. Please also disclose in the MD&A section any extraordinary expenses the Fund has historically paid.

Response

We have added the following disclosure to page 10 and page 18:

Extraordinary expenses may include expenses related to taxes and litigation.  The Fund has not paid any extraordinary expenses.

 “New Trading Profits,” page 9

Comment #16

This definition, which we note is used to calculate the incentive fee for the Trading Advisor, is difficult to understand. Please revise this definition to make it more understandable.

Response

We have revised the disclosure on page 11 of the Form 10 to read as follows:

For purposes of  calculating the incentive fee, the term "New Trading Profits" means: (i) the sum of (a) net realized profits and losses on commodity positions (b) net unrealized profits and losses (including all accrued brokerage commissions) minus (ii) each of the following: (a) any cumulative net realized losses (which shall not include incentive fee expenses) from all previous quarters since the last quarter for which an incentive fee was payable to the Trading Advisor, (b) any management fees paid or accrued to the Trading Advisor, and (c) a portion of the monthly ongoing operational and administrative costs, fees and expenses of the Fund equal to 0.24% per month (2.88% annually).

Securities and Exchange Commission
July 2, 2009

Market Types, page 10

Comment #17

You disclose that the Fund “trades on a variety of U.S. and foreign futures exchanges” but on page 29 it states that there is “no trading market for the Units.” Please resolve this inconsistency, Please also clarify the statement regarding the Fund’s commitment to different types of markets. Does this refer to the types of investments that you make or is this referring to something else?

Response

The Fund trades futures contracts on a variety of U.S. and foreign markets. Units of the Fund are offered to investors in a private placement pursuant to Regulation D under the Securities Act of 1933, as amended.   The Units are not traded on an exchange, but can only be purchased and redeemed from and by the General Partner. Additionally the Fund is committed to trade commodities contracts on a variety of different markets.  We have revised each of these sentences accordingly.  Please see page 32.

Conflicts of Interest, page 10

Comment #18

You disclose that the General Partner and its principals “have organized and are involved in other business ventures.” Please specifically describe the other business ventures in which the General Partner and its principals are involved and the specific conflicts of interest that may result due to these other business ventures. Additionally, please disclose any recent conflicts of interest that have occurred and how such conflicts were resolved.

Response

Please see our response to comment number 19.

Operation of Other Commodity Pools, page 12

Comment #19

We note that the General Partner currently operates two other commodity pools. Please disclose the names of such commodity pools and describe the main features of these two commodity pools.

Securities and Exchange Commission
July 2, 2009

Response

We have added the following disclosure to page 2 of the Form 10:

The General Partner currently operates two other commodity pools, Futures Portfolio Fund, Limited Partnership, a multiple advisor fund that began trading in January 1990, and Aspect Global Diversified Fund LP, a publicly offered single manager fund that commenced trading in September 2008. The General Partner acts in a wholesaling capacity to Aspect Capital Limited, which is a commodity trading advisor and commodity pool operator, offering commodity pools it operates to FINRA broker dealers or to investors directly.  The General Partner formerly acted in a wholesaling capacity for Campbell and Company, Inc. and Millburn Ridgefield Corporation, which are both commodity trading advisors and commodity pool operators, and it continues to have a substantial relationship as a servicing agent for investors and their financial advisors due to the various respective funds the General Partner wholesaled for both parties in the past. The General Partner may offer other futures funds (commodity pools) or securities to investors or broker dealers in its capacity as a broker dealer and the General Partner may act as an introducing broker for professionally managed futures accounts.  The General Partner may introduce investors to other registered investment advisers.  From time to time conflicts of interest may occur due to the General Partner advising multiple funds, in particular that the General Partner will not devote all of its time to the Fund.  To date, an actual conflict of interest has not occurred that materially impacted investors.

Competition, page 13

Comment #20

You disclose that the Fund competes with other investment vehicles for investors. Please specifically disclose the other investment vehicles the Fund competes with for investors. Please also disclose the risk to the Fund if the Fund loses investors to other investment vehicles.

Response

We have included the following disclosure on page 15:

If the Fund loses investors (for any reason, including competing investment vehicles), it will not impact the remaining investors.

Securities and Exchange Commission
July 2, 2009

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 29

Comment #21

Please disclose here or in the description of securities section, any transfer limitations on the units that are imposed by the partnership agreement.

Response

Generally, limited partners are not permitted to assign, transfer, pledge, encumber or dispose of their Units.  In order to transfer Units, a limited partner must provide the General Partner with 30 days prior written notice and the General Partner must consent to such transfer.  Please see “Assignability” in Item 11.d of the Form 10.

Comment #22

Please disclose the amount of units that could be sold pursuant to Rule 144. See Item 201(a)((2)(ii) of Regulation S-K.

Response

Please see our response to comment number 21.  Units may not be transferred without the prior written consent of the General Partner; as such, transfers are not likely to occur.

(c) Dividends

Comment #23

You disclose that as of December 31, 2008, you declared no dividends. Please clarify your disclosure to state whether you paid any dividends for the two most recent fiscal years and any subsequent interim period for which financial statements are required to be presented. Also disclose your intentions of paying dividends in the foreseeable future. See Item 201(c) of Regulation S-K.

Response

We have revised the disclosure on page 32 to state:

The Fund has never declared a dividend and does not intend to do so in the future.

Securities and Exchange Commission
July 2, 2009

Item 2. Financial Information, page 14

Management’s discussion and analysis of financial conditions and results of operations, page 14

Results of Operations, page 18

Comment #24

Please disclose the total amount of each charge/expense, as disclosed on pages 7-8, during fiscal year 2008.

Response

Please see the Statement of Operations for the disclosure of such information (Exhibit 99.1 to the Form 10).

Comment #25

For each market sector of the company’s portfolio, please provide a breakdown of the company’s funds invested in such sector at the end of fiscal year 2008.

Response

We have included information about the net exposure of the Fund’s assets to various sectors as of March 31, 2009 on page 19 of the Form 10.

Exhibit 99.1

Condensed Schedule of Investments, page 3

Comment #26

Please revise your filing to clearly identify the date of your Condensed Schedule of Investments (i.e., as of December 31, 2008 or as of December 31, 2007.)

Response

Exhibit 99.1 of the Form 10 has been amended to reflect this comment.

Securities and Exchange Commission
July 2, 2009

Statements of Operations, page 9

Comment #27

Please revise your filing to disclose the weighted average number of units outstanding.

Response

Exhibit 99.1 of the Form 10 has been amended to include the following:

	2008		2007
	Class A	Class B	Class A	Class B
Weighted average number of units outstanding	21,079.8705	-	14,857.2275	389.4423

Statements of Cash Flows, page 10

Comment #28

It appears that some of your commercial paper investments have maturities that are greater than three months. Please tell us how you have complied with paragraph 13 of SFAS 95, or tell us why you believe it was not necessary to classify the proceeds and purchases of commercial paper separately.

Response

The Statements of Cash Flows on page 10 of Exhibit 99.1 of the Form 10 reflects the proceeds and purchases of commercial paper, U.S. Government securities, Government-sponsored enterprises, and corporate notes with maturities less than one year, on a net basis.  In accordance with the AICPA Technical Questions and Answers – Section 6910 for Investment Companies, .26 Additional Guidance on Determinants of Net Versus Gross Presentation of Security Purchases and Sales/Maturities in the Statement of Cash Flows of a Nonregistered Investment Company, if securities have maturities less than one year and included in operating cash flows, the proceeds and purchases are typically reported on a net basis.

TIS section 6910.20 provides the following guidance:

In general, a nonregistered investment partnership should present purchases and sales/maturities of long-term investments (securities purchased with no stated maturity or with a stated maturity of greater than one year at the date of acquisition) on a gross basis in the statement of cash flows pursuant to Statement of Financial Accounting Standards No. 102, Statement of Cash Flows—Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale, and in accordance with the requirements in paragraph 7.63 of the AICPA Audit and Accounting Guide Investment Companies, although the nonregistered investment partnership may consider the provisions in Statement of Financial Accounting Standards No. 95, Statement of Cash Flows, paragraph 13 in determining whether or not certain purchases and sales/maturities qualify for net reporting.

Securities and Exchange Commission
July 2, 2009

Comment #29

Please confirm for us that the corporate notes, U.S. Government securities and Government-sponsored enterprises purchased and sold during 2008 had original maturities of three months or less. To the extent they did not, please tell us how you have complied with paragraph 13 of SFAS 95, or tell us why you believe it was not necessary to classify the proceeds and purchases of these investments separately.

Response

Not all of the corporate notes, U.S. Government securities and Government-sponsored enterprises purchased and sold during 2008 had maturities less than three months.  Please see our response to Comment # 28 above regarding the AICPA guidance followed for presenting proceeds and purchases of these investments on a net basis on the Statements of Cash Flows.

Notes to the Financial Statements

Note 1: Organization and Summary of Significant Accounting Policies

Comment #30

Please revise your filing to disclose your accounting policy for offering costs. Please tell us the accounting guidance that you relied upon to determine your policy.

Response

The Fund’s accounting policy for offering costs is to charge such offering costs as an expense in the period incurred.  This accounting policy is in accordance with paragraph 8.24 of AICPA’s Audit and Accounting Guide, Audits of Investment Companies, which states that “offering costs of open-end investment companies and of closed-end funds with a continuous offering period should be accounted for as a deferred charge until operations begin and thereafter amortized to expense over 12 months on a straight-line basis.”

We have added the following disclosure to the notes to the financial statements included as Exhibit 99.1 to the Form 10:

“Ongoing offering costs in connection with the continuous offering of Class A Units are charged to expense as incurred.”

Securities and Exchange Commission
July 2, 2009

Revenue Recognition, page 13

Comment #31

Please tell us how you have complied with SFAS 157, or tell us why you believe amortized cost is an appropriate valuation technique for determining the fair value of U.S. Government securities, Commercial paper, Government-sponsored enterprises, and Corporate notes.

Response

The Fund’s investments in these securities are short-term in nature with a duration of less than one year and, typically, the Fund holds these investments through maturity. As such, interest income generated from these investments is what is recorded in the statements of operations. The fair value of these investments as obtained from third party statements are compared to amortized cost. Below is a historical comparison of amortized cost versus fair value for the months ended January 2008 through March 2009 which demonstrates immaterial differences.

Securities and Exchange Commission
July 2, 2009

Fair Value of Financial Instruments, page 14

Comment #32

Please tell us how you have complied with SFAS 157, or tell us how you determined your valuation technique uses Level 1 inputs for U.S. Government securities and Level 2 inputs for Commercial paper, Government-sponsored enterprises, and Corporate notes.

Response

U.S. Government securities are actively traded on a daily basis and the pricing services are able to obtain bid and ask quotes for identical assets by CUSIP. Commercial paper, Government-sponsored enterprises, and Corporate notes investments are also actively traded, however, the pricing services are only able to obtain bid and ask quotes for similar assets. As such, U.S. Government securities are classified within Level 1 and Commercial paper, Government-sponsored enterprises, and Corporate notes investments are classified within Level 2.

The Fund’s cash management account holder and clearing firm (UBS and Newedge, respectively) utilize pricing services to value U.S. Government securities, Commercial paper, Government-sponsored enterprises and Corporate notes investments. These pricing services utilize the market approach which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Valuation techniques consistent with the market approach include matrix pricing. Matrix pricing, which is used for Level 2 investments, is a mathematical technique used principally to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities’ relationship to other benchmark quoted securities.

Note 2: General Partner, page 17

Comment #33

Please confirm for us and clarify in your filing that a decrease in the Fund’s net assets results in the General Partner making a payment of 1% of the decrease in the Fund’s net assets.

Response

We confirm a decrease in the Fund’s net assets results in the General Partner making a payment of 1% of the decrease in the Fund’s net assets to the Fund.  In 2007, the GP 1% allocation was a receivable as of December 31, 2007 and was subsequently paid by the General Partner in 2008 to the Fund.

Securities and Exchange Commission
July 2, 2009

We have revised the disclosure of the Form 10 to state:

 “Pursuant to the terms of the Limited Partnership Agreement, the General Partner receives or pays 1 percent of any increase or decrease in the Fund’s net assets, as defined.  Such amount is reflected as the General Partner 1 percent allocation in the statements of financial condition and the statements of operations.”

Note 7: Trading Activities and Related Risks, page 19

Comment #34

Please tell us how you determined that fluctuations in the prevailing interest rates could not cause material mark-to-market losses on your U.S. Government securities and other fixed income instruments.

Response

Our financial statements provide that “Fluctuations in prevailing interest rates could cause immaterial market-to-market losses on the Fund’s U.S. Government securities and other fixed income instruments, although substantially all of the short-term investments are held to maturity.”  The intent of this statement was not to assume severe movements in prevailing interest rates or to suggest that the Fund could not incur material mark-to-market losses. Rather, we were referring to normal and customary movements in interest rates that could cause immaterial mark-to-market losses.  We have removed this statement from the notes to the financial statements included as Exhibit 99.1 to the Form 10.

Exhibit 99.2

General

Comment #35

We note that your general partner, Steben & Company, Inc., reports significant receivables from its managed funds. Since they are affiliates, provide the audited balance sheet of these funds in your next amendment. If the affiliated companies are currently reporting companies, include a statement to that effect in the filing in lieu of presenting their separate audited balance sheets.

Securities and Exchange Commission
July 2, 2009

Response

We have added the following disclosure to page 3 of the Form 10:

“The affiliated funds, Futures Portfolio Fund, Limited Partnership and Aspect Global Diversified Fund LP, are currently SEC reporting companies.  Correspondingly, the Funds’ balance sheets are not presented in the filing.  These filings are available on the SEC website.”

Notes to the Statement of Financial Condition

Note 2. Fair Value of Financial Instruments, page 4

1.

Comment #36

You disclose that substantially all of your other assets are considered financial instruments and are reflected at fair value or at carrying amounts that approximate fair value. Please tell us how you have complied with SFAS 157, or tell us how you determined it was not necessary to include these financial instruments in your fair value hierarchy table. Please tell us and disclose in your filing your valuation technique for these financial instruments, please refer to paragraph 32(e) of SFAS 157. For financial instruments that are recorded at carrying amounts that approximate fair value, please tell us how your valuation technique complies with SFAS 157.

Response

This disclosure is in accordance with FAS 107 and has been revised as shown below.   All assets required to be valued at fair value are included in the fair value hierarchy table.

We have revised the disclosure of the Form 10 to state:

“Substantially all of the Company's assets and liabilities are considered financial instruments and are already reflected at fair value (as summarized above) or at carrying amounts that approximate fair values because of short maturity of the instruments.  Therefore, their carrying amounts approximate their fair values.”

Securities and Exchange Commission
July 2, 2009

Comment #37

Please tell us how you have complied with paragraph 32(c) of SFAS 157, or tell us why you believe it was not necessary to include these disclosures for your Level 3 investment.

Response

The additional disclosure required by paragraph 32 (c) of SFAS 157 for the Level 3 investment was omitted because the disclosure includes income statement disclosures.  The disclosure is not pertinent to the Statement of Financial Condition or the reader’s understanding of the financial statement.

*              *                *

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (240) 631-9808, or Timothy P. Selby of Alston & Bird LLP, our outside counsel, at (212) 210-9494.

Sincerely,

/s/ Barry Gainsburg

Barry Gainsburg
General Counsel and Chief Compliance Officer
Steben & Company, Inc.

cc:	Timothy P. Selby, Alston & Bird LLP